January 14, 2009

Mr. Jeffrey H. Kupor
General Counsel
Invesco Agency Securities Inc.
c/o Invesco Institutional (N.A.), Inc.
1360 Peachtree Street, NE
Atlanta, GA 30309

> **Re:** **Invesco Agency Securities Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 19, 2008**
> **File No. 333-151665**

Dear Mr. Kupor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the revised disclosure on pages 6 and 57 that, "Narrower spreads will likely be offset, however, by more attractive repurchase financing terms, resulting in attractive net interest margins for our investments." Please explain this statement in more detail. Also reconcile this statement with the disclosure at the top of page 20 that, "financing rates and advance rates, or haircut levels, with respect to repurchase agreements have increased. Repurchase agreement counterparties have taken these steps in order to compensate themselves for a perceived increased risk due to the illiquidity of the underlying collateral."

Business

Access to Extensive Repurchase Agreement Financing and Other Strategic Relationships, page 55

2.   We note your revised disclosure on pages 5 and 55 that all repurchase agreement counterparty approval requests undergo a rigorous review and approval process. Please describe this review and approval process in more detail.

Financial Statements

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

3.   Please revise your filing to disclose the fiscal year-end that you have adopted.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief

cc: Andrew S. Epstein, Esq.
        Clifford Chance US LLP
        Via facsimile (212) 878-8375